Exhibit 99.1

Saks Incorporated Employee Stock

Purchase Plan

Financial Statements

December 31, 2008 and 2007

Saks Incorporated Employee Stock Purchase Plan

Index

December 31, 2008 and 2007

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-6

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Saks Incorporated

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Saks Incorporated Employee Stock Purchase Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the three years ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Birmingham, Alabama

March 20, 2009

Saks Incorporated Employee Stock Purchase Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Cash held by Saks Incorporated	$9,752	$20,468

Liabilities
Due to terminated employees	9,752	20,468

Net assets available for benefits	$—	$—

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Additions
Participant contributions	$1,114,710	$626,481	$718,753

Deductions
Purchase of common stock	930,043	565,728	575,656
Return of contributions to terminated employees	184,667	60,753	143,097

Net change	—	—	—
Net assets available for benefits
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan

Notes to Financial Statements

For the Years Ended December 31, 2008, 2007, and 2006

1.	Summary of Significant Accounting Policies and Description of the Plan

The following description of the Saks Incorporated Employee Stock Purchase Plan, as amended effective September 16, 2008, (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan provides employees of Saks Incorporated and Subsidiaries (the “Company”) an opportunity to purchase shares of common stock of the Company at a 15% discount to market value. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (the “IRC”), and is therefore not subject to federal and state income taxes.

The Board of Directors authorized, and the Shareholders approved an aggregate of 1,450,000 shares available for purchase under the Plan. The number of shares of common stock to be issued under the Plan and the period for which the option to purchase shares will remain outstanding (the “Option Period”) are based on the determination of the Human Resources and Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors. Option periods currently end on December 31 of each year. The price at which the stock may be purchased is 85% of the lesser of the closing price per share as listed on the New York Stock Exchange on the last business day preceding (i) the grant of the option, or (ii) the exercise of the option. The Plan purchased 250,012 shares at an option price of $3.72, 37,342 shares at an option price of $15.15, and 40,171 shares at an option price of $14.33 for the years ended December 31, 2008, 2007, and 2006, respectively. Currently, the Plan has 148,272 shares available for future offerings.

Eligibility

Any employee of the Company who works at least 20 hours a week for the Company and has been employed by the Company for at least one year is eligible to participate in the Plan.

Contributions

Eligible employees may elect annually to make after-tax contributions to the Plan through payroll deductions and are automatically re-enrolled in the Plan each year unless they withdraw, cease employment with the Company or choose to elect a different rate of payroll deduction. Contributions are limited to $2,400 per participant for each offering subject to adjustment at the discretion of the Compensation Committee. Each participant’s account is credited with the participant’s contributions. Participants are fully vested in their contributions. The contribution limitation was $2,400 for the years ended December 31, 2008, 2007, and 2006.

Distribution of Stock

As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deposit said shares into their account.

Administrative Expenses

The Company pays for all administrative expenses of the Plan.

Income Taxes

Participants are not taxed upon receipt or exercise of options, but rather upon disposition of shares purchased under the Plan.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Saks Incorporated Employee Stock Purchase Plan

Notes to Financial Statements

For the Years Ended December 31, 2008, 2007, and 2006

2.	Plan Termination

The Compensation Committee of the Board of Directors has the right under the Plan document to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participants’ rights to acquire stock would continue until the end of the current Option Period, at which time shares and cash due to terminated employees would be distributed and no further contributions would be accepted.

On December 3, 2008, the Compensation Committee suspended the Plan for the 2009 calendar year.

3.	Income Tax Status

The Plan is designed to meet the requirements of the applicable sections of the IRC and to, therefore, be exempt from federal income taxes under Section 501(a) of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.